UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of    September, 2008.

Commission File Number    000-53261

Bayswater Uranium Corporation

(Translation of registrant’s name into English)

Suite 510, 510 Burrard Street

Vancouver, B.C.  V6C 3A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYSWATER URANIUM CORPORATION
(Registrant)

Date	September 15, 2008	By	/s/ George Leary
(Signature) *

George Leary, Chief Executive Officer and President
(Name and Title)

* Print the name and title under the signature of the signing officer.

EXHIBIT LIST

Exhibit Number	Description

99.1	Annual Financial Statements for the Year Ended February 29, 2008
99.2	Management’s Discussion and Analysis for the Year Ended February 29, 2008
99.3	CEO Certification for the Year Ended February 29, 2008
99.4	CFO Certification for the Year Ended February 29, 2008
99.5	News Release dated July 28, 2008
99.6	Quarterly Financial statements for the three months ended May 31, 2008
99.7	Management’s Discussion and Analysis for the three months ended May 31, 2008
99.8	CEO Certification for the three months ended May 31, 2008
99.9	CFO Certification for the three months ended May 31, 2008
99.10	News Release dated July 29, 2008
99.11	Request for Supplementary Mailing Form
99.12	Notice of 2008 Annual General Meeting
99.13	Information Circular
99.14	Proxy
99.15	News Release dated August 5, 2008
99.16	News Release dated August 6, 2008
99.17	News Release dated August 7, 2008
99.18	News Release dated August 7, 2008
99.19	News Release dated August 11, 2008
99.20	News Release dated September 10, 2008
99.21	News Release dated September 10, 2008